MEDIA RELEASE - MARCH 2007                                          PROGEN
GENERAL MEETING                                               INDUSTRIES LIMITED
CHAIRMAN'S ADDRESS                                            ABN 82 010 975 612


Good morning ladies and gentlemen and thank you for attending this General Meeting of Progen Industries Limited.

Since I last spoke with you at the AGM in November last year, many positive and exciting events have happened for the Company.

In December, we presented preliminary results from our largest randomised Phase 2 clinical trial, that being in patients with post-resection liver cancer. The positive data which we reported at that time strongly supports the progression of PI-88 to Phase 3 clinical development in this disease indication.

Shortly following the release of that data we announced that we would be raising funds through an underwritten private share placement. We placed almost 3.7 million shares at $5.42 per share to institutional and sophisticated investors. There was strong support shown for this placement, evidenced by the scaling back of allocations. We are appreciative of the support shown by these investors.

At the time of announcing this private placement, the Company commenced a Share Purchase Plan (SPP), to Australian and placecountry-regionNew Zealand registered shareholders. Again, we were pleased to announce the positive uptake with about 40% of eligible share holders accepting the offer. The combined fundraising totalled approximately A$25.5 million, which will be used to fund the time critical expenditures associated with this planned Phase III trial.

In mid January, we announced the conclusion of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation (Medigen). Under the strategic alliance, Medigen were entitled to 15% of any PI-88 proceeds of commercialisation received by Progen, upon completion of certain PI-88 clinical trials.

Removal of the 15% royalty obligation returns to Progen a significant proportion of potential revenue from commercialisation, which is important for us as we progress to Phase 3 clinical development of PI-88.

I would like to take this opportunity to personally thank Medigen for their contribution to PI-88''s development in liver cancer as it has enabled us to proceed as rapidly as possible towards commencing a Phase 3 trial of PI-88 in liver cancer.

In February, we announced that we would be holding a General Meeting. We circulated to all shareholders meeting documentation that described a total of 10 resolutions, including 1 special resolution that concerned a change of the Company's name.

We have considered preliminary feedback and as outlined in our announcement earlier this week, we have withdrawn resolutions 4 to 9, all of which were related to the issue of options in a performance incentive scheme.

Therefore, only resolutions 1, 2, 3 and 10 are tabled for shareholder approval at this meeting.

I would first of all like to discuss the special resolution, changing our current name of Progen Industries Ltd to Progen Pharmaceuticals Limited. The name ""Progen Industries"" has served us well since the Company''s formation. At that time, as a manufacturing, life sciences and research company, there were many paths for growth and maturation open to us.


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MEDIA RELEASE - MARCH 2007                                          PROGEN
GENERAL MEETING                                               INDUSTRIES LIMITED
CHAIRMAN'S ADDRESS                                            ABN 82 010 975 612


But times have changed and the Company has reached a new stage. Clinical development of our lead anti-cancer compound, PI-88, continues toward market launch, and we believe that the original name of Progen Industries no longer positions us appropriately.

It is for this reason that we put for your consideration the special resolution that the Company name be changed to Progen Pharmaceuticals Limited.

At this meeting we are tabling 3 resolutions in relation to previous and potential future issues of the Company''s securities. Resolution 1 is in relation to the December 2006 issue of private placement shares. Resolution 2 is in relation to the issue of 500,000 shares to Medigen on execution of the agreement terminating the Agreement for Strategic Alliance and resolution 3 is in relation to the potential future issue of shares and options to Medigen conditional upon Medigen completing certain HCC Phase 2 clinical milestones.

Your approval of these resolutions means that our ability to issue up to 15% of the Company's capacity in the next 12-month period is replenished.

We will continue to keep our eye on the future commercialisation of our lead product PI-88 - and maintain our unrelenting efforts towards achieving that goal. The coming six months, much like the last six months, will be a period of focus and dedication to continuing to generate shareholder value through the rapid acceleration of PI-88 through the clinical development for the treatment of post-resection liver cancer. We look forward to updating you on our progress as we meet new milestones. PersonNameJustus Homburg will now update the meeting on our current Company operational plans and upcoming milestones.

Thank  you.